SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                              _______________________

                                  Schedule 14D-1
                              Tender Offer Statement
                                (Amendment No. 41)
                                    Pursuant to
              Section 14(d)(1) of the Securities Exchange Act of 1934

                              _______________________


                                  ITT CORPORATION
                             (Name of Subject Company)


                             HILTON HOTELS CORPORATION
                                  HLT CORPORATION
                                     (Bidders)


                            COMMON STOCK, NO PAR VALUE
                          (Title of Class of Securities)

                                     450912100
                       (CUSIP Number of Class of Securities)


                                  MATTHEW J. HART
               EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             HILTON HOTELS CORPORATION
                              9336 CIVIC CENTER DRIVE
                         BEVERLY HILLS, CALIFORNIA  90210
                                  (310) 278-4321
                   (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications on Behalf of Bidders)




                                  With a copy to:

                                STEVEN A. ROSENBLUM
                          WACHTELL, LIPTON, ROSEN & KATZ
                                51 WEST 52ND STREET
                             NEW YORK, NEW YORK  10019
                            TELEPHONE:  (212) 403-1000







                   This Statement amends and supplements the Tender Of-fer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on January 31, 1997, as previously amended (the "Schedule 14D-1"), relating to the offer by HLT Corpora-tion, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware cor-poration ("Parent"), to purchase (i) 65,000,000 shares of Com-mon Stock, no par value (the "Common Stock") of ITT Corpora-tion, a Nevada corporation (the "Company"), and (ii) unless and until validly redeemed by the Board of Directors of the Com-pany, the Series A Participating Cumulative Preferred Stock Purchase Rights (the "Rights") associated therewith, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal, at a purchase price of $80 per share (and associated Right), net to the tendering stockholder in cash, without interest thereon. Capitalized terms used and not defined herein shall have the meanings as-signed such terms in the Offer to Purchase and the Schedule 14D-1.


         ITEM 1.   SECURITY AND SUBJECT COMPANY

                   Purchaser hereby amends the Offer to add the follow-ing paragraph:

                        The Offer shall automatically terminate with no
                   further action required by Parent or the Purchaser, and no Shares shall be purchased hereunder, upon the final election of a majority of the current directors of the Company at the Company's 1997 Annual Meeting of stockholders. This paragraph shall be an ir-revocable term of the Offer and may not be waived, modified or amended in any respect.

         ITEM 10.  ADDITIONAL INFORMATION

                   Parent has announced that, if the Hilton Nominees are elected, Parent intends to restructure the Proposed Merger so that the receipt of shares of Hilton Common Stock in the Pro-posed Merger would be tax-free. Parent has identified poten-tial alternative structures for the Proposed Merger which would accomplish this result.

                   In one potential structure, the Shares not acquired in the Offer would be acquired (in exchange for two shares of common stock of New Hilton and two CVPs) in a subsequent merger transaction with a subsidiary of a new holding company ("New Hilton") that would own both Parent and the Company. Parent







         would be merged with a separate subsidiary of New Hilton in a share for share exchange. Under Section 351 of the Code, the New Hilton shares would be received tax-free. The proper tax treatment of the receipt of the CVP Shares is not settled. If treated as stock, the CVPs also would be received tax-free. However, the IRS may seek to characterize the CVPs as "other property." If the CVPs were treated as "other property," the value of the CVPs would be taxable income. In addition, if the IRS attempted to integrate the Offer with the subsequent merger, the basis rules could be applied so that a portion of the gain, if any, with respect to such stockholder's Shares could be subject to a current tax to the extent the stockholder participated in the Offer. However, Parent believes the transactions should be reported as separate transactions and would so treat them.

                   A second potential structure is a reorganization in which Parent would be merged into the Company (which would be renamed "Hilton Hotels Corporation") following consummation of the Offer. In this merger, the Shares remaining outstanding after the Offer (other than those held by Parent, the Purchaser or their respective subsidiaries) would continue to be out-standing as shares of the surviving corporation ("Reorganized Hilton") and the Hilton Common Stock would be exchanged for shares of Reorganized Hilton at an exchange ratio of one-half of a share of Reorganized Hilton for each share of existing Hilton Common Stock. Holders of Shares would also receive CVPs providing the same economic protection on the value of shares of Reorganized Hilton as would be provided for the shares of Hilton Common Stock to be issued in the Proposed Merger as previously structured. Stockholders of the Company would not recognize gain or loss on their retained shares of Reorganized Hilton, but might recognize gain on the CVPs.


         ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(43)   Press Release of Parent, dated November 10, 1997.

         (a)(44)   Definitive Additional Proxy Material.



















                                    SIGNATURE

              After due inquiry and to the best of my knowledge and be-lief, I certify that the information set forth in this state-ment is true, complete and correct.


         Dated:  November 10, 1997



                                       HILTON HOTELS CORPORATION



                                       By:    /s/ Matthew J. Hart
                                       Name:   Matthew J. Hart
                                       Title:  Executive Vice President
                                               and Chief Financial Officer








































                                    SIGNATURE

              After due inquiry and to the best of my knowledge and be-lief, I certify that the information set forth in this state-ment is true, complete and correct.


         Dated:  November 10, 1997



                                       HLT CORPORATION



                                       By:    /s/ Arthur M. Goldberg
                                       Name:   Arthur M. Goldberg
                                       Title:  President









































                                  EXHIBIT INDEX

         Exhibit             Description

         (a)(43)   Press Release of Parent, dated November 10, 1997.

         (a)(44)   Definitive Additional Proxy Material.